[CAE Logo]	Press Release

CAE reports fourth-quarter and full-year results

• Stronger second half
• Net debt reduced by C$216.7M
• Backlog at C$2.9B

Montreal, March 12, 2004 (NYSE: CGT; TSX: CAE)

CAE today reported earnings from continuing operations for the fourth-quarter of C$15.5 million (or 6 cents per share) and C$67.1 million (or 29 cents per share) for the fiscal year ended March 31, 2004. These results compare to fourth-quarter earnings of C$39.0 million (or 18 cents per share) and full-year earnings of C$131.0 million (or 60 cents per share) respectively in the prior fiscal year. Fourth-quarter and full-year earnings were reduced 3 cents per share by a C$10.0 million restructuring charge related to two workforce reductions. Foreign exchange impacts reduced fourth-quarter and full-year earnings by 3 cents and 11 cents per share, respectively, relative to the prior year.

President and CEO Derek H. Burney stated, “The second half of fiscal year 2004 saw stronger earnings, orders and cash flow than in the preceding six months. The challenge in 2005 and beyond is to improve our margins and bolster earnings across the board.”

Consolidated revenues from continuing operations in the fourth quarter decreased 4% from the prior year to C$299.3 million, with lower revenues in the Civil Simulation and Training (“Civil”) and Marine Controls (“Marine”) units partially offset by increased Military Simulation and Training (“Military”) revenues. Full-year revenue declined 3% to C$1.093 billion. Full-year revenue would have increased 4% from the prior year net of foreign exchange impacts.

Fourth-quarter earnings before interest and taxes (“EBIT”) generated by CAE’s three business units before the restructuring charge were 11% higher than in the third quarter, though 39% below the performance in the prior year. The improvement from the third quarter is attributable to a 26% increase in the EBIT generated by the Military Simulation and Training (“Military”) unit, while the decline in fourth-quarter EBIT relative to the prior year is attributable primarily to a substantially lower contribution from Civil. Consolidated EBIT for the fourth quarter (including the restructuring charge) were C$27.1 million compared to C$60.5 million in the prior year.

Full-year EBIT generated by CAE’s three business units before the restructuring charge were 45% below the prior fiscal year at C$121.6 million, with 58% of these earnings generated in the second half of the fiscal year. The performance of the Civil and Military units during the fiscal year was affected by adverse civil aviation market conditions affecting volumes and prices, new military programs and the development of prototype simulators with higher initial costs. In addition to the restructuring charge, corporate costs were higher than in the prior fiscal year, due primarily to the recognition of higher long-term compensation costs and pension expense. The negative impact of lower EBIT on full-year earnings from continuing operations was mitigated by lower interest and income tax expense.

Net earnings for the full year were C$64.0 million (or 27 cents per share) due to a C$3.1 million loss on discontinued operations, including an after-tax loss of C$1.2 million realized in the fourth quarter resulting from pension settlement costs for the Canadian operations of the divested forestry operations and costs related to employee transfers in the German cleaning technologies operations.

The backlog at March 31 was C$2.9 billion compared to C$2.7 billion a year ago. Both amounts include expected revenue under committed training contracts in Civil’s backlog.

CAE’s net debt, defined as long-term debt less cash and short-term investments, was reduced by C$216.7 million compared to March 31, 2003. This reduction was accomplished through the receipt of C$122.5 million from sale and leaseback transactions and approximately C$168.0 million (net of fees and expenses) from the issuance of common shares, offset partially by lower cash from operations and higher non-cash working capital relative to last year. The increase in non-cash working capital is attributable to lower accounts payable and accrued liabilities due to lower civil equipment activity, higher accounts receivable (mainly unbilled sales on certain Military and Marine programs) and an increase in inventories (primarily for the advance build of certain Civil simulators).

A C$53.0 million reduction in non-cash working capital during the fourth quarter enabled the Company to generate positive free cash flow of C$54.3 million (defined as cash provided by continuing operating activities less capital expenditures and dividends paid) for the quarter. The Company received approximately C$10.0 million just prior to the year-end through the successful achievement of the Chinook helicopter simulator milestone for the Government of Singapore and remains on target to achieve certain milestones in the German NTF program that should result in cash receipts of approximately C$40.0 million over the rest of the calendar year.

Capital expenditures for the year amounted to C$94.5 million compared to C$238.9 million in the prior year reflecting lower expenditures for Civil training.

Business Unit Highlights

Civil generated operating earnings of C$12.0 million for the fourth quarter compared to C$10.9 million in the third quarter and C$29.5 million in the prior year. Fourth-quarter revenues of C$128.9 million were 15% higher than the third quarter. Revenues were 6% lower than in the prior year period despite a 5% increase in training revenues. Full-year operating earnings were C$39.4 million compared to C$116.2 million, while full-year revenue decreased 11% to C$461.8 million. The reduction in revenue, EBIT and margins relative to the prior year is attributable primarily to lower volumes, price pressures and a stronger Canadian dollar.

Civil ended the fiscal year with 16 full-flight simulator orders (compared to 11 orders in the prior year) and a training network with an installed base of over 100 simulators located at more than 20 locations on four continents. Capacity utilization of the training base increased to 64% during the year compared to 60% last year. Training revenue increased 10% compared to the prior year, or about 20% net of foreign exchange impacts. Training accounted for approximately 60% of Civil’s total revenue for the fiscal year compared to 48% in the prior year.

Military generated fourth-quarter operating earnings of C$15.9 million compared to C$12.6 million in the third quarter and $22.1 million in the prior fiscal year. Fourth-quarter revenues of C$131.2 million were 6% higher than in the prior year though lower than the third quarter, when CAE (as prime contractor in the German NTF program) recognized substantial low-margin revenues flowing to subcontractors. The increase in Military’s earnings relative to the third quarter is attributable primarily to a changing program mix. Full-year earnings of C$52.6 million compared to C$73.6 million in the prior year, while full-year revenue increased 6% from last year to C$472.8 million.

Military ended the fiscal year with C$507.1 million in new orders - C$287.0 million secured in the second half of the year - compared to C$284.6 million in the entire prior year. Among the second half orders were contracts to provide a range of advanced simulation equipment to the U.S. Army’s 160th Special Operations Aviation Regiment (Airborne).

Marine generated fourth-quarter operating earnings of C$9.2 million on revenues of C$39.2 million, compared to earnings of C$8.9 million and revenues of C$50.7 million in the prior year period. The decline relative to last year reflects delays on the Astute training program flowing from delays in the actual submarine construction, as well as the beneficial impact on last year’s results of the German Frigate 124 program completion. During the quarter, Marine received a C$13.4 million order to provide a simulator for NOK’s Beznau nuclear power plant in Switzerland.

Marine’s second-half operating earnings of C$19.1 million and revenue of C$90 million represented increases of 82% and 31%, respectively, over comparable first-half results. Full-year operating earnings and revenue were C$29.6 million and C$158.6 million compared to C$31.8 million and C$167.6 million, respectively, in the prior fiscal year. Excluding foreign exchange impacts, Marine’s results would have been essentially in line with the prior year.

This press release includes forward-looking statements that are based on certain assumptions and reflects CAE's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in CAE's materials filed with the securities regulatory authorities in Canada and the United States from time to time. CAE disclaims any intention or obligation to update or revise any forward-looking statements.

On the web: www.cae.com

For more information:	Source:

Arthur C. Perron, Vice-President Government and Media Relations (514) 340-5370 arthur.perron@cae.com	Andrew Arnovitz, Director Corporate Communications & Investor Relations (514) 734-5760 andrew.arnovitz@cae.com

Consolidated Balance Sheets
(amounts in millions of Canadian dollars)	as at March 31 2004	as at March 31 2003
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$ 61.9	$ 17.1
Short-term investments	-	2.6
Accounts receivable	390.9	373.1
Inventories	154.8	136.3
Prepaid expenses	20.7	14.0
Income taxes recoverable	52.0	25.7
Future income taxes	1.8	3.5
	682.1	572.3
Restricted Cash	7.0	14.4
Assets of discontinued operations	-	50.0
Property, plant and equipment, net	843.0	930.4
Future income taxes	93.8	85.7
Intangible assets	155.2	171.7
Goodwill	343.8	366.8
Other assets	168.4	165.2
	$2,293.3	$2,356.5

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$ 350.0	$ 413.3
Deposits on contracts	91.1	101.2
Long-term debt due within one year	13.5	13.4
Future income taxes	51.1	42.4
	505.7	570.3
Liabilities of discontinued operations	-	17.9
Long-term debt	623.4	798.0
Deferred gains and other long-term liabilities	155.6	139.6
Future income taxes	89.8	80.5
	1,374.5	1,606.3

Shareholders' Equity
Capital stock	367.5	190.5
Contributed surplus	1.3	-
Retained earnings	562.1	531.2
Currency translation adjustment	(12.1)	28.5
	918.8	750.2
	$2,293.3	$2,356.5

Consolidated Statements of Earnings
	three months ended March 31		twelve months ended March 31
(amounts in millions of Canadian dollars, except per share amounts)	2004	2003	2004	2003
	(Unaudited)		(Unaudited)
Revenue
Civil Simulation and Training	$ 128.9	$ 137.7	$ 461.8	$ 517.2
Military Simulation and Training	131.2	123.8	472.8	445.7
Marine Controls	39.2	50.7	158.6	167.6
	$ 299.3	$ 312.2	$ 1,093.2	$ 1,130.5
Earnings before interest, income taxes and discontinued operations
Civil Simulation and Training	$ 12.0	$ 29.5	$ 39.4	$ 116.2
Military Simulation and Training	15.9	22.1	52.6	73.6
Marine Controls	9.2	8.9	29.6	31.8
Restructuring costs	(10.0)	-	(10.0)	-
Earnings before interest, income taxes and discontinued operations	27.1	60.5	111.6	221.6
Interest on debt	6.7	4.9	30.0	34.1
Other interest income, net	(1.9)	(0.3)	(6.1)	(3.7)
Earnings before income taxes and discontinued operations	22.3	55.9	87.7	191.2
Income taxes	6.8	16.9	20.6	60.2
Earnings from continuing operations	$ 15.5	$ 39.0	$ 67.1	$ 131.0
Results of discontinued operations	(1.2)	(13.8)	(3.1)	(13.8)
Net earnings	$ 14.3	$ 25.2	$ 64.0	$ 117.2
Basic and diluted earnings per share from continuing operations	$ 0.06	$ 0.18	$ 0.29	$ 0.60
Basic and diluted earnings per share	$ 0.05	$ 0.11	$ 0.27	$ 0.53
Weighted average number of shares outstanding	246.6	219.4	233.2	219.4

Consolidated Statements of Retained Earnings
	three months ended March 31		twelve months ended March 31
(amounts in millions of Canadian dollars)	2004	2003	2004	2003
	(Unaudited)		(Unaudited)
Retained earnings at beginning of period	555.2	512.7	531.2	440.4
Share issue costs (net of taxes of $2.4 million)	-	-	(5.1)	-
Net earnings	14.3	25.2	64.0	117.2
Dividends	(7.4)	(6.7)	(28.0)	(26.4)
Retained earnings at end of period	$ 562.1	$ 531.2	$ 562.1	$ 531.2

Consolidated Statements of Cash Flow
	three months ended March 31		twelve months ended March 31
(amounts in millions of Canadian dollars)	2004	2003	2004	2003
	(Unaudited)		(Unaudited)
Operating activities
Earnings from continuing operations	$ 15.5	$ 39.0	$ 67.1	$ 131.0
Adjustments to reconcile earnings to cash flows from operating activities:
Amortization	21.0	20.0	75.4	70.6
Future income taxes	2.3	8.9	2.1	18.8
Investment tax credit	(6.4)	(4.0)	(22.8)	(18.6)
Other	5.4	(8.3)	(5.0)	(18.1)
Decrease (increase) in non-cash working capital	53.0	64.6	(107.2)	(41.3)
Net cash provided by continuing operating activities	90.8	120.2	9.6	142.4
Net cash (used in) provided by discontinued operating activities	(7.2)	(14.6)	(3.9)	12.5
Net cash provided by operating activities	83.6	105.6	5.7	154.9
Investing activities
Short-term investments, net	3.0	5.7	2.6	18.8
Capital expenditures	(29.2)	(56.0)	(94.5)	(238.9)
Proceeds from disposal of discontinued operations	-	-	22.3	25.0
Proceeds from sale and leaseback of assets	-	34.8	122.5	127.0
Deferred development costs	(5.2)	2.2	(12.7)	(13.3)
Deferred pre-operating costs	(4.4)	(2.8)	(10.4)	(10.7)
Other assets	(12.8)	(12.2)	(5.3)	(27.5)
Net cash (used in) provided by continuing investing activities	(48.6)	(28.3)	24.5	(119.6)
Net cash provided by (used in) discontinued investing activities	-	0.3	-	(14.8)
Net cash (used in) provided by investing activities	(48.6)	(28.0)	24.5	(134.4)
Financing activities
Proceeds from long-term debt	139.2	19.6	525.3	270.0
Repayments of long-term debt	(196.2)	(147.7)	(650.4)	(326.3)
Dividends paid	(7.3)	(6.6)	(27.4)	(26.2)
Common stock issuances	0.5	(0.3)	176.4	3.5
Share issue costs	-	-	(7.5)	-
Other	-	(4.6)	1.4	(14.1)
Net cash (used in) provided by continuing financing activities	(63.8)	(139.6)	17.8	(93.1)
Net cash provided by (used in) discontinued financing activities	-	2.9	-	(1.3)
Net cash (used in) provided by financing activities	(63.8)	(136.7)	17.8	(94.4)
Effect of foreign exchange rate changes on cash and cash equivalents	3.2	7.3	(3.2)	2.2
Net (decrease) increase in cash and cash equivalents	(25.6)	(51.8)	44.8	(71.7)
Cash and cash equivalents at beginning of period	87.5	68.9	17.1	88.8
Cash and cash equivalents at end of period	$ 61.9	$ 17.1	$ 61.9	$ 17.1